April 6, 2006

Via U.S. Mail

W. Page Odgen
Chairman of the Board, President, and
	Chief Executive Officer
Britton & Koontz Capital Corporation
500 Main Street
Natchez, Mississippi  39120

       Re:    Britton & Koontz Capital Corporation
      DEF 14A
      Filed on March 17, 2006
      File No. 0-22606

Dear Mr. Ogden:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General
1. Based upon the Schedule 14A filed on March 31, 2006, it would appear that Mr. Bazile R. Lanneau, Jr. has informed you of his intention to nominate and solicit proxies in support of one director of his choice. Please advise shareholders of this potential solicitation in opposition and identify Mr. Lanneau, as you currently refer to him as "a shareholder." Please tell us whether you have received timely notice of this or any other matter for consideration by shareholders under the company`s governing instruments or the applicable state law. Describe in detail any contacts or negotiations you are having or had with Mr. Lanneau. Finally, please ensure that you have provided the disclosure required pursuant to Items 4(b) and 5(b) of Schedule 14A.

Voting Procedures, page 1
2. "How are directors elected?" You indicate here that "[t]he election of directors in a particular class is subject to cumulative voting...[y]ou may give one nominee in a single class all of your votes or, if there is more than one nominee for election in a class, you may distribute your total votes among all or several nominees in the class." Supplementally advise us as to the reason why you believe that votes may be voted cumulatively as a class and not as to the election of all of the directors as a whole. In this regard, we note that the Mississippi Business Corporation Act indicates that "shareholders shall have a right to cumulate their votes for directors..." without any distinction as to classes. Also, to the extent Mr. Lanneau is accurate in alleging in his proxy statement that you did not implement cumulative voting by class at the 2000 annual meeting where similar circumstances were present, please explain why.
3. We note your indication that "the persons authorized to vote shares represented by executed proxies will have full discretion and authority to vote cumulatively and allocate votes among any or all of the nominees of the Board in such manner as they may determine..." You go on to indicate that "[i]f shareholders attending the annual meeting cumulate their votes such that both of the Board`s nominees for Class I director cannot be elected, the proxy holders intend to cumulate votes to elect Robert R. Punches." This latter statement does not clearly state the circumstances under which discretionary authority will be utilized; it appears to rely upon the extent to which cumulative voting has been exercised, a determination that cannot be made until votes are tallied, it would seem. Why do you believe it is appropriate for you to wait until the outcome of the vote is clear before you may exercise discretionary authority?
Why
aren`t the statements by Mr. Lanneau in his Schedule 14A to the effect that he plans to cumulate his votes sufficient to have triggered this exercise of authority on the part of your proxy holders? Please be more specific in the discretion you will utilize to cumulate and prioritize votes. In doing so, clarify what conditions precedent are necessary for your proxy holders to exercise discretionary authority to cumulate votes. Refer to Item 6(c)(3) of
Schedule 14A in this regard. Also, please be specific in identifying which candidate would be excluded to the extent discretionary voting is exercised. In this regard, highlight the ability of shareholders to provide different instructions to you or to revoke their proxies in the event they are dissatisfied with the manner in which you intend to exercise discretionary authority.
4. "How will the proxy be voted, and how are votes counted?" You indicate here that "shares will not be voted on any matter on which your broker does not have discretionary authority to vote, which may include some of the proposals to be voted on at the annual meeting."
Please revise to specify which matters are subject to discretionary voting by brokers.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (504)-568-9130:

Mark Jeanfreau, Esq.
Phelps Dunbar LLP
Britton & Koontz Capital Corporation
April 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE